Exhibit (a)(3)


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August 19, 2005

TO:      UNIT HOLDERS OF HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP

SUBJECT: OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 16, LLC; SCM SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; SUTTER OPPORTUNITY FUND 3, LLC; MPF-NY 2005, LLC; MORAGA GOLD, LLC (collectively the "Purchasers") are offering to purchase up to 3,000 Units of limited partnership interest (the "Units") in HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP (the "Partnership") at a purchase price equal to:

                                  $300 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) September 30, 2005


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